UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

GMH Communities Trust
(Name of Issuer)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share
(Title of Class of Securities)

36188G 10 2
(CUSIP Number)

Joseph M. Macchione, Esq.
GMH Communities Trust
10 Campus Boulevard
Newtown Square, PA 19073
(610) 355-8180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36188G 10 2		13D Amendment No. 1	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Gary M. Holloway, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,313,240 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,313,240 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,313,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%*
14	TYPE OF REPORTING PERSON IN

* Based on 41,566,198 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of July 1, 2006.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include 8,675,589 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2		13D Amendment No. 1	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): College Park Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000 (1)
	8	SHARED VOTING POWER 7,063,240 (1)
	9	SOLE DISPOSITIVE POWER 1,250,000 (1)
	10	SHARED DISPOSITIVE POWER 7,063,240 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,313,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%*
14	TYPE OF REPORTING PERSON CO

* Based on 41,566,198 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of July 1, 2006.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include 8,675,589 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2		13D Amendment No. 1	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): GMH Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,291(1)
	8	SHARED VOTING POWER 8,259,949 (1)
	9	SOLE DISPOSITIVE POWER 53,291 (1)
	10	SHARED DISPOSITIVE POWER 8,259,949 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,313,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%*
14	TYPE OF REPORTING PERSON CO

* Based on 41,566,198 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of July 1, 2006.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include 8,675,589 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

CUSIP No. 36188G 10 2		13D Amendment No. 1	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): LVWD, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500(1)
	8	SHARED VOTING POWER 8,300,740(1)
	9	SOLE DISPOSITIVE POWER 12,500(1)
	10	SHARED DISPOSITIVE POWER 8,300,740(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,313,240 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%*
14	TYPE OF REPORTING PERSON PN

* Based on 41,566,198 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of July 1, 2006.

(1)           Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder.

(2)           The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse. Does not include 8,675,589 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed on January 11, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2006, by Gary M. Holloway, Sr., the Chairman of the Board, President and Chief Executive Officer of GMH Communities Trust (the “Issuer”), and the following affiliates of Mr. Holloway: College Park Management, Inc., a Delaware corporation; GMH Associates, Inc., a Pennsylvania corporation; and LVWD, Ltd., a Florida limited partnership (collectively, the “Holloway Group” or the “Reporting Persons”).

ITEM 1.  SECURITY AND ISSUER.

This statement relates to common shares of beneficial interest, par value $0.001 per share (“Common Shares”), of the Issuer, that are issuable to the Reporting Persons upon redemption of units of limited partnership interest in GMH Communities, LP, a Delaware limited partnership and the operating partnership of the Issuer (the “Operating Partnership”). The principal executive offices of the Issuer are located at 10 Campus Boulevard, Newtown Square, Pennsylvania 19073.

ITEM 4.  PURPOSE OF TRANSACTION.

On July 10, 2006, the Special Committee of the Board of Trustees of the Issuer held a meeting to discuss its preparation for soliciting indications of interest in acquiring the Issuer as part of its evaluation of strategic alternatives, which commenced on March 13, 2006. In addition, on July 10, 2006, Gary M. Holloway, Sr., Chairman of the Board of Trustees and Chief Executive Officer of the Issuer, informed the Board of Trustees of the Issuer that he no longer intends to make an independent offer to purchase the Issuer.  Mr. Holloway will continue to assist the Special Committee of the Board of Trustees, as requested, in its evaluation of strategic alternatives, and also communicated to the Special Committee that he would consider participating in a potential acquisition by a third party as part of the Special Committee’s evaluation process.

Although the foregoing represents possible activities presently contemplated by Mr. Holloway with respect to the Issuer and the Common Shares, the possible activities are subject to change at any time.

Except as set forth above, the Reporting  Persons have no present plans or intentions which would result in, or relate to, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).             See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2 through 9 above, which are incorporated herein by reference. To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially owns any Common Shares other than the Common Shares identified herein.

(c).          No transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, or to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule I hereto during the past 60 days.

(d)           No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, other than Mr. Holloway.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2006
Date

/s/ Gary M. Holloway, Sr.
Signature

Gary M. Holloway, Sr.
Name/Title